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                October 1, 2021

       Tim Carter
       Chief Financial Officer
       Piper Sandler Companies
       800 Nicollet Mall, Suite 900
       Minneapolis, Minnesota 55402

                                                        Re: Piper Sandler
Companies
                                                            Form 10-K Filed
February 25, 2021
                                                            File No. 001-31720

       Dear Mr. Carter:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Finance